SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 6, 2026

Commission File Number 0-28800
______________________

DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated November 6, 2026 “RESULTS OF ANNUAL GENERAL MEETING”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: November 6, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

RESULTS OF ANNUAL GENERAL MEETING
DRDGOLD shareholders (“Shareholders”) are advised that at the annual general meeting (“AGM”) of Shareholders held today, 6 November 2026, all the ordinary and special resolutions, as set out in the notice of AGM dated 30 September 2026, were approved by the requisite majority of Shareholders present or represented by proxy at the AGM.
All resolutions proposed at the AGM, together with the number and percentage of shares voted, the percentage of shares abstained, as well as the percentage of votes carried for and against each resolution, are as follows:
Ordinary resolution number 1: Appointment of BDO South Africa Inc. (with the designated external audit partner being Jacques Barradas) as the independent external registered auditors of the Company.

Shares Voted	For	Against	Abstained
792,864,293	99.97%	0.03%	0.03%
89.41%

Ordinary resolution number 2: Re-election of Ms Thoko Mnyango as a director of the Company

Shares Voted	For	Against	Abstained
792,553,263	90.85%	9.15%	0.07%
89.38%
Ordinary resolution number 3: Re-election of Mr Niël Pretorius as a director of the Company

Shares Voted	For	Against	Abstained
792,590,903	98.86%	1.14%	0.06%
89.38%
Ordinary resolution number 4: Election of Mr Mark Hoffman as a director of the Company

Shares Voted	For	Against	Abstained
792,573,243	99.97%	0.03%	0.06%
89.38%
Ordinary resolution number 5.1: Election of Ms Charmel Flemming (Chairperson) as a member of the Audit Committee

Shares Voted	For	Against	Abstained
792,599,293	99.84%	0.16%	0.06%
89.38%

Ordinary resolution number 5.2: Election of Mr Mark Hoffman as a member of the Audit Committee

Shares Voted	For	Against	Abstained
792,581,213	99.97%	0.03%	0.06%
89.38%
Ordinary resolution number 5.3: Election of Ms Prudence Lebina as a member of the Audit Committee

Shares Voted	For	Against	Abstained
792,571,963	99.50%	0.50%	0.06%
89.38%
Ordinary resolution number 6.1: Election of Mr Edmund Jeneker (Chairperson) as a member of the Social and Ethics Committee

Shares Voted	For	Against	Abstained
792,469,893	89.78%	10.22%	0.08%
89.37%
Ordinary resolution number 6.2: Election of Mr Andrew Brady as a member of the Social and Ethics Committee

Shares Voted	For	Against	Abstained
792,466,923	99.46%	0.54%	0.08%
89.37%
Ordinary resolution number 6.3: Election of Ms Charmel Flemming as a member of the Social and Ethics Committee

Shares Voted	For	Against	Abstained
792,466,613	99.82%	0.18%	0.08%
89.37%
Ordinary resolution number 6.4: Election of Mr Mark Hoffman as a member of the Social and Ethics Committee

Shares Voted	For	Against	Abstained
792,451,573	99.95%	0.05%	0.08%
89.37%
Ordinary resolution number 6.5: Election of Ms Henriette Hooijer as a member of the Social and Ethics Committee

Shares Voted	For	Against	Abstained
792,424,003	99.72%	0.28%	0.08%
89.36%
Ordinary resolution number 6.6: Election of Ms Thoko Mnyango as a member of the Social and Ethics Committee

Shares Voted	For	Against	Abstained
792,447,523	90.82%	9.18%	0.08%
89.36%

Ordinary resolution number 7: Approval of the Company’s Remuneration Policy

Shares Voted	For	Against	Abstained
792,151,037	95.47%	4.53%	0.11%
89.33%
Ordinary resolution number 8: Approval of the Company’s Remuneration Implementation Report

Shares Voted	For	Against	Abstained
792,429,803	99.13%	0.87%	0.08%
89.36%
Special resolution number 1: General authority to repurchase issued securities

Shares Voted	For	Against	Abstained
792,663,608	87.46%	12.54%	0.05%
89.39%
Special resolution number 2: Approval of non-executive directors’ remuneration

Shares Voted	For	Against	Abstained
792,413,683	99.65%	0.35%	0.08%
89.36%
Notes:
–Percentages of shares voted and abstained are calculated in relation to the total issued share capital of DRDGOLD.
–Percentages of shares voted for and against are calculated in relation to the total number of shares voted for each resolution.

Johannesburg
6 November 2026

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